UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Outstanding Share Capital and Non-Affiliate Public Float Following Closing of Acquisition

As previously disclosed in the reports on Form 6-K filed by Zenta Group Company Limited (the “Company”) with the U.S. Securities and Exchange Commission on September 9, 2026 and September 16, 2026, respectively, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with ZentoAI Intelligent Technology Company Limited (“ZentoAI”) and ZentoAI’s shareholders (the “Selling Shareholders”), pursuant to which the Company agreed to acquire from the Selling Shareholders 100% of the equity interests in ZentoAI (the “Acquisition”). On September 11, 2026, the Company completed the Acquisition pursuant to the Share Purchase Agreement. As consideration for the Acquisition, the Company (i) paid HKD10,000,000 in cash, and (ii) issued 12,278,340 Class A ordinary shares of the Company to the Selling Shareholders.

Following the closing of the Acquisition, the Company has a total of 24,087,179 ordinary shares issued and outstanding, including 17,719,499 Class A ordinary shares and 6,367,680 Class B ordinary shares. The aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates was approximately US$19.4 million, which was calculated based on 10,716,816 Class A ordinary shares held by non-affiliates and the per share price of US$1.81, which was the closing price of the Company’s Class A ordinary shares on September 18, 2026, in each case on a pre-Share Consolidation (as defined below) basis.

Share Consolidation

On September 30, 2026, the Company obtained shareholder approval at an extraordinary general meeting to effect, among other matters, (i) the consolidation of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) on a 12 to 1 basis (the “Share Consolidation”), pursuant to which every 12 Shares of par value US$0.001 each be consolidated into one Share of par value US$0.012, such consolidated Shares to have the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s current memorandum and articles of association; and (ii) the corresponding change to the authorized share capital of the Company from US$1,020,000 divided into (a) 1,000,000,000 Class A ordinary shares of par value US$0.001 each and (b) 20,000,000 Class B ordinary shares of par value US$0.001 each to US$1,020,000 divided into (a) 83,333,334 Class A ordinary shares of par value US$0.012 each and (b) 1,666,667 Class B ordinary shares of par value US$0.012 each.

The Share Consolidation took effect under Cayman Islands law upon the passing of the special resolution at the extraordinary general meeting held on September 30, 2026. Accordingly, with effect from September 30, 2026, the par value of the Company’s Shares is US$0.012 per share. However, the Share Consolidation has not yet become market-effective on Nasdaq for trading purposes. Until the Share Consolidation becomes market-effective on Nasdaq, the Company’s Class A ordinary shares will continue to trade on a pre-consolidation basis under the pre-consolidation CUSIP.

ZentoAI Post-Acquisition Business Update

On September 24, 2026, the Company issued a press release concerning developments affecting ZentoAI’s prospective customer engagements following completion of the Acquisition. The Company disclosed that certain prospective engagements had been cancelled or suspended indefinitely, that no binding customer orders or commitments formed part of ZentoAI’s then-current customer pipeline, and that it was assessing the potential effect of those developments on the carrying amounts of goodwill and intangible assets recognized in connection with the Acquisition.

The Company would like to clarify that the prospective customer engagements discussed in the September 24 announcement were separate from ZentoAI’s existing Business Cooperation Agreement, under which ZentoAI commenced receiving fixed monthly service fees in July 2026. The Company has advised that the Business Cooperation Agreement remains in effect and was not affected by the developments described in the September 24 announcement. The Company continues to evaluate ZentoAI’s commercial prospects and the potential financial reporting implications of those developments.

A copy of the September 24, 2026 press release is attached hereto as Exhibit 99.1.

Strategic Re-alignment of Business Focus

On October 13, 2026, the Company issued a press release announcing that its board of directors had approved a strategic re-alignment of the Company’s business focus toward artificial intelligence and data solutions, building upon the Acquisition. A copy of the October 13, 2026 press release is attached hereto as Exhibit 99.2

Memorandum of Understanding for Proposed Acquisition

On October 16, 2026, the Company announced that ZentoAI had entered into a memorandum of understanding (the “MOU”) relating to the proposed acquisition of a controlling interest in a privately held digital technology services company in mainland China. The contemplated consideration may consist of cash and/or newly issued equity securities of the Company, with the terms to be negotiated in definitive agreements. Although certain provisions of the MOU are binding, the MOU does not obligate either party to complete the proposed acquisition, which remains subject to due diligence, definitive documentation, requisite approvals and other conditions. There can be no assurance that the proposed acquisition will be completed. A copy of the October 16, 2026 press release is attached hereto as Exhibit 99.3.

Incorporation by Reference

This current report on Form 6-K, including Exhibits 99.1, 99.2 and 99.3 attached hereto, is incorporated by reference into the registration statement on Form F-3 (File No. 333-299071) of Zenta Group Company Limited and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release — September 24, 2026 Zenta Group Provides Business Update on ZentoAI
99.2	Press Release — October 13, 2026 Zenta Group Company Limited Announces Strategic Re Alignment of Business Focus to AI and Data Solutions
99.3	Press Release — October 16, 2026 Zenta Group Subsidiary ZentoAI Signs Binding MOU For Strategic Acquisition

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: October 29, 2026